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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52272

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUSQUEHANNA FIXED INCOME, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 City Line Avenue, Suite 220

(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan (610) 617-2600

(Area Code- Telephone Number)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH., D.C. 179

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Brian Sullivan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Susquehanna Fixed Income, LP, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller / Treasurer

Title

Notary Public 2/24/05

...HAEL L. MOLLEN, COMMISSI...NER OF ...
Montgomery County, Pennsylvania
My Commission Expires June 01, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

SUSQUEHANNA FIXED INCOME, L.P.
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Susquehanna Fixed Income, L.P.

We have audited the accompanying statement of financial condition of Susquehanna Fixed Income, L.P. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Susquehanna Fixed Income, L.P. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 21, 2005

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

SUSQUEHANNA FIXED INCOME, L.P.
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION
(dollars in thousands)

December 31, 2004

ASSETS	
Cash	$ 4
Securities Owned - at market value	2,975,247
Bond Interest Receivable	18,170
Receivable from Affiliate	837
Other Assets	115
Total Assets	$2,994,373
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Payable to Clearing Broker	$2,847,385
Securities Sold, Not Yet Purchased - at market value	59,769
Payable to Affiliate	5,154
Compensation Payable	1,211
Accounts Payable and Accrued Expenses	25
Total Liabilities	2,913,544
Partners' Capital	80,829
Total Liabilities and Partners' Capital	$2,994,373

See Notes to Statement of Financial Condition

(dollars in thousands)

1. ORGANIZATION:

Susquehanna Fixed Income, L.P. (the "Company"), a Delaware limited partnership, is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company trades for its own account as a dealer and market-maker. The Company is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by Susquehanna Fixed Income Advisors, L.P.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records transactions in securities and options on a trade-date basis.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

No provision for federal and state taxes has been made since, as a partnership, the Company is not subject to those income taxes. The Company is subject to local taxes.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, at quoted market values, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Debt securities	$2,917,222	
Options	58,025	$59,769
	$2,975,247	$59,769

Securities owned or securities sold, not yet purchased, traded on a national securities exchange are valued at the last reported sales price on December 31, 2004. Options owned or options sold, not yet purchased, are valued at the mean between the last bid and the last ask prices on December 31, 2004. The resulting unrealized gains and losses related thereto are reflected in capital.

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition.

4. PAYABLE TO CLEARING BROKER AND CONCENTRATION OF CREDIT RISK:

The clearing and depository operations for the Company's security transactions are provided by one broker. At December 31, 2004, all of the securities owned and the amount due to broker reflected in the statement of financial condition are positions carried by and amounts due to this broker. The securities serve as collateral for the amount due to the broker. The clearing broker has the right to sell or repledge this collateral, subject to the clearing agreement between the Company and the clearing broker. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements. Certain margin financing by the clearing broker is denominated in foreign currency.

5. RELATED PARTY TRANSACTIONS:

SIG acts as a common payment agent for the Company and various affiliates for all direct and indirect operating expenses. The Company pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. The receivable from affiliate is a prepaid management fee of $837 relating to these indirect operating costs.

The Company and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of those which would be obtained had these entities operated autonomously.

The Company is affiliated through common ownership with Waves Licensing, LLC. The Company entered into a licensing agreement with Waves Licensing, LLC on March 1, 2004. The agreement allows the Company to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Company pays an annual licensing fee equal to 10% of the Company's net trading profits, if any, as defined in the licensing agreement. The payable to affiliate represents licensing fees payable to Waves Licensing, LLC amounting to $5,154 for the year ended December 31, 2004.

Included in other assets is a nonvoting interest in the clearing broker through which the Company clears its proprietary transactions.

6. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's activities include the purchase and sale of a variety of derivative financial instruments such as commodity options and futures. These derivatives are used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at market value.

(dollars in thousands)

Risks arise in futures contracts from potential counterparty nonperformance and from changes in the market values of the underlying instruments. Credit risk associated with these contracts is limited to amounts recorded as assets in the statement of financial condition. These financial instruments may give rise to off-balance-sheet market risk. Most futures contracts are traded on national exchanges thereby limiting the exposure to credit risk.

7. NET CAPITAL REQUIREMENT:

The Company is a registered broker-dealer with the NASD and is subject to the Securities and Exchange Commission's Uniform Net Capital rule 15c3-1. The Company computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or 2% of the aggregate debit items. Net capital changes from day to day, but as of December 31, 2004, the Company had net capital of $51,715, which exceeded its requirement of $250 by $51,465.

8. SUBSEQUENT EVENTS:

Subsequent to December 31, 2004, a Partner made capital withdrawals of $25,000, of which $15,000 is capital considered to be nonconforming capital under rule 15c3-1.

SUSQUEHANNA FIXED INCOME, L.P.
(a limited partnership)

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Partners of
Susquehanna Fixed Income, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Susquehanna Fixed Income, L.P. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements caused by error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 21, 2005